Investment Office (916) 795-3400 phone (916) 796-2842 fax www.calpers.ca.gov

May 14, 2012

Dear Nabors Industries Shareowner:

SUPPORT PROPOSAL #10 REGARDING SEVERANCE BENEFITS

We would be grateful for your support of Proposal #10 at the Nabors Industries June 5, 2012 annual general meeting. On record date April 9, 2012 CalPERS owned approximately 891,915 shares of Nabors Industries common stock. As a significant long-term shareowner of the company we ask that you support our non-binding shareowner proposal asking the Board of Directors to amend the company’s articles of incorporation and/or bylaws to require the board of directors to seek shareowner approval of future severance agreements that provide benefits exceeding 2.99 times the sum of an executive’s base salary and bonus.

 LONG-TERM UNDERPERFORMANCE AT NABORS INDUSTRIES

Time period ending 4/30/2012	Nabors Industries Ltd (NBR)	Russell 1000 Index	Relative Return Russell 1000 Index	Machinery: Oil Well Equip & Serv Russell 1000 GICS Industry Peer Index	Relative Return Russell 1000 GICS Industry Peer Index
5 years	-48.2%	6.3%	-54.5%	35.5%	-83.7%
3 years	9.5%	72.3%	-62.8%	76.4%	-67.0%
1 year	-45.7%	4.1%	-49.8%	-6.4%	-39.2%

Source: Factset

EXECUTIVE COMPENSATION CONCERNS

As a long-term shareowner in Nabors we are concerned with the pay for performance disconnect at the company:

• Egregious severance agreements approved by the Board of Directors – the Board previously negotiated a non-performance based $100 million severance agreement to the former CEO and an estimated $50 million to the current CEO.

• The company’s 2011 advisory vote on executive compensation failed – receiving only 33% support from the shares outstanding and 43% of the votes cast. Additionally, proxy advisory services have issued concerns surrounding compensation at Nabors – GMI Board analyst rated NBR’s compensation as a “Very High Concern”, Glass Lewis gave the company an executive compensation grade of “F”, while ISS rated their executive compensation a “High Concern”.

PLEASE SUPPORT CALPERS PROPOSAL #10

We ask that you vote FOR proxy proposal #10, our request that Nabors Industries take the steps necessary to amend the company’s by-laws to require shareowner approval of severance benefits exceeding 2.99 times the sum of an executives base salary and bonus.

CALPERS SUPPORTS PROPOSAL #9 REGARDING ACCESS TO DIRECTIOR NOMINATIONS

CalPERS is a firm supporter of providing shareowners the ability to nominate director candidates for inclusion to proxy materials. The right to nominate board candidates is a fundamental shareowner right and the cornerstone of board accountability.

Thank you for your support on this very important issue.

Sincerely,

Anne Simpson

Senior Portfolio Manager, Investments

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Nabors Industries using the instructions provided in the Company proxy material.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.